Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

July 28, 2021

BSE Limited

National Stock Exchange of India Limited

New York Stock Exchange

NSE IFSC Limited

Dear Sir/Madam,

Ref.: Scrip Code: 500124 (BSE), DRREDDY (NSE), RDY (NYSE), DRREDDY (NSE IFSC)

Sub.: Outcome of 37th Annual General Meeting & Voting results.

This is with reference to our earlier letters dated May 19, 2021 and July 2, 2021 regarding the 37th Annual General Meeting (AGM) of the Company held today i.e. July 28, 2021.

In accordance with Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), this is to inform you that the members of the Company transacted the business as stated in the notice of 37th AGM, dated May 14, 2021 through video conferencing (VC)/other audio visual means (OAVM).

In this regards, please find enclosed the following:

1.	The agenda-wise disclosure of voting results is enclosed as Annexure-A.
2.	The consolidated report of Scrutinizer on remote e-voting & e-voting during the AGM is enclosed as Annexure - B.
3.	Pursuant to Regulation 30 of the Listing Regulations, summary of the 37th AGM proceedings is enclosed as Annexure – C.

The above are also being uploaded on the Company’s website www.drredddys.com and on the website of National Securities Depository Limited www.evoting.nsdl.com.

The video recording of the proceedings of the AGM is also available on the Company’s website at www.drredddys.com.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: a/a

CC: National Securities Depositary Limited (NSDL)

Annexure A

DR. REDDY'S LABORATORIES LIMITED - 37th AGM Voting Results under Regulations 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015
Date of the AGM/EGM			July 28, 2021
Total number of shareholders on record date			2,23,730
No. of shareholders present in the meeting either in person or throught proxy: Promoters and promoter Group: Public:			Not applicable

No. of shareholders attended the meeting through video conferencing facility / other audio visual means:
Promoter & Promoter group			5
Public			96
Total			101

Resolution 1 :Adoption of financial statements (standalone and consolidated) of the company for the year ended March 31, 2021, together with the reports of the board of directors and auditors thereon.
Resolution required :(Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-VOTING	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
	POLL		-	-	-	-	-	-
	TOTAL		4,44,61,128	100.00	4,44,61,128	-	100.00	-
Public - Institutions	E-VOTING	10,67,78,880	8,10,58,273	75.91	8,09,72,704	85,569	99.89	0.11
	POLL		-	-	-	-	-	-
	TOTAL		8,10,58,273	75.91	8,09,72,704	85,569	99.89	0.11
Public-Non Institutions	E-VOTING	1,51,20,126	2,46,954	1.63	2,46,705	249	99.90	0.10
	POLL		-	-	-	-	-	-
	TOTAL		2,46,954	1.63	2,46,705	249	99.90	0.10
TOTAL		16,63,60,134	12,57,66,355	75.60	12,56,80,537	85,818	99.93	0.07

Resolution 2 :Declaration of dividend on the equity shares for the financial year 2020-21.
Resolution required :(Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-VOTING	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
	POLL		-	-	-	-	-	-
	TOTAL		4,44,61,128	100.00	4,44,61,128	-	100.00	-
Public - Institutions	E-VOTING	10,67,78,880	8,38,10,435	78.49	8,36,74,689	1,35,746	99.84	0.16
	POLL		-	-	-	-	-	-
	TOTAL		8,38,10,435	78.49	8,36,74,689	1,35,746	99.84	0.16
Public-Non Institutions	E-VOTING	1,51,20,126	2,46,827	1.63	2,46,576	251	99.90	0.10
	POLL		-	-	-	-	-	-
	TOTAL		2,46,827	1.63	2,46,576	251	99.90	0.10
TOTAL		16,63,60,134	12,85,18,390	77.25	12,83,82,393	1,35,997	99.89	0.11

Resolution 3 :Reappointment of Mr. G V Prasad (DIN: 00057433), as a director, who retires by rotation, and being eligible offers himself for the reappointment.
Resolution required :(Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			Yes

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-VOTING	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
	POLL		-	-	-	-	-	-
	TOTAL		4,44,61,128	100.00	4,44,61,128	-	100.00	-
Public - Institutions	E-VOTING	10,67,78,880	8,38,05,150	78.49	8,05,58,707	32,46,443	96.13	3.87
	POLL		-	-	-	-	-	-
	TOTAL		8,38,05,150	78.48	8,05,58,707	32,46,443	96.13	3.87
Public-Non Institutions	E-VOTING	1,51,20,126	2,46,778	1.63	2,46,331	447	99.82	0.18
	POLL		-	-	-	-	-	-
	TOTAL		2,46,778	1.63	2,46,331	447	99.82	0.18
TOTAL		16,63,60,134	12,85,13,056	77.25	12,52,66,166	32,46,890	97.47	2.53

Resolution 4 :Reappointment of statutory auditors and fix their remuneration.
Resolution required :(Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-VOTING	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
	POLL		-	-	-	-	-	-
	TOTAL		4,44,61,128	100.00	4,44,61,128	-	100.00	-
Public - Institutions	E-VOTING	10,67,78,880	8,38,08,126	78.49	8,37,20,382	87,744	99.90	0.11
	POLL		-	-	-	-	-	-
	TOTAL		8,38,08,126	78.49	8,37,20,382	87,744	99.90	0.10
Public-Non Institutions	E-VOTING	1,51,20,126	2,46,785	1.63	2,45,588	1,197	99.51	0.49
	POLL		-	-	-	-	-	-
	TOTAL		2,46,785	1.63	2,45,588	1,197	99.51	0.49
TOTAL		16,63,60,134	12,85,16,039	77.25	12,84,27,098	88,941	99.93	0.07

Resolution 5 : Ratification of remuneration payable to Cost Auditors, M/S. Sagar & Associates, Cost Accountants for the financial year ending March 31, 2022.
Resolution required :(Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100

Promoter & Promoter Group	E-VOTING	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
	POLL		-	-	-	-	-	-
	TOTAL		4,44,61,128	100.00	4,44,61,128	-	100.00	-
Public - Institutions	E-VOTING	10,67,78,880	8,38,05,187	78.49	8,37,95,715	9,472	99.99	0.01
	POLL		-	-	-	-	-	-
	TOTAL		8,38,05,187	78.48	8,37,95,715	9,472	99.99	0.01
Public-Non Institutions	E-VOTING	1,51,20,126	2,46,763	1.63	2,45,654	1,109	99.55	0.45
	POLL		-	-	-	-	-	-
	TOTAL		2,46,763	1.63	2,45,654	1,109	99.55	0.45
TOTAL		16,63,60,134	12,85,13,078	77.25	12,85,02,497	10,581	99.99	0.01

Annexure B

CONSOLIDATED SCRUTINIZER’S REPORT

[pursuant to Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management
and Administration) Rules, 2014 (as amended)]

To:

The Chairman

Dr. Reddy’s Laboratories Limited

8-2-337, Road No.3, Banjara Hills

Hyderabad, Telangana - 500 034, India.

Sub:	37th Annual General Meeting of the Members of Dr. Reddy’s Laboratories Limited held on Wednesday, July 28, 2021 at 9.00 AM (IST) through Video Conferencing (VC) /Other Audio-Visual Means (OAVM).

Dear Sir,

I, G Raghu Babu, Company Secretary in whole-time practice, Partner, R & A Associates, Company Secretaries, Hyderabad was appointed as Scrutinizer by the Board of Directors of Dr. Reddy’s Laboratories Limited (Company) for the purpose of scrutinizing the remote e-voting and electronic voting (e-voting) at the Annual General Meeting (AGM) of the Company in a fair and transparent manner pursuant to Section 108 of the Companies Act, 2013 (the Act) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) (the Rules) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirement) Regulations, 2015, (Listing Regulations) and circulars issued by Securities Exchange Board of India (SEBI) and in compliance with framework issued by the Ministry of Corporate Affairs through its circulars (MCA Circulars), on the resolutions contained in the Notice of the 37th AGM of the members of the Company, held on Wednesday, July 28, 2021 at 9.00 am (IST) through VC/OAVM and also for ascertaining the requisite majority for the resolutions proposed therein.

The Management of the Company is responsible to ensure the compliance with the requirements of the Act and the Rules including MCA Circulars and Listing Regulations relating to remote e-voting and e-voting at the AGM for the resolutions contained in the Notice of the 37th AGM of the members of the company. Our responsibility as a Scrutinizer is to ensure that the remote e-voting and e-voting at the AGM is carried out in a fair and transparent manner and to make a consolidated scrutinizer’s report on the votes cast “IN FAVOUR”, “AGAINST” and invalid votes, if any, on the resolutions contained in the Notice of the 37th AGM of the members of the Company. The Company has engaged the services of National Securities Depository Limited (NSDL) for voting by electronic means (both for remote e-voting and e-voting at the AGM).

In accordance with the Notice of the 37th AGM sent to the members and the ‘Advertisement’ published pursuant to Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended), the remote e-voting period was open from 9.00 AM (IST) on Saturday, July 24, 2021 and was closed at 5.00 PM IST on Tuesday, July 27, 2021.

Members holding shares as on Tuesday, July 20, 2021, “cut-off date”, were entitled to vote on the resolution stated in the Notice of the 37th AGM of the Company.

The voting at the AGM was allowed by using an electronic voting system, on the resolutions on which the voting is to be held. The said voting system was provided to all those members who attended the AGM through VC/OAVM but have not cast their votes by availing the remote e-voting facility. As per the information provided by NSDL, the name of the members who had already voted through remote e-voting facility was blocked for voting at the AGM.

After the conclusion of the voting at the AGM, the votes cast thereat were downloaded from website of NSDL. Thereafter, the votes on remote e-voting were unblocked on Wednesday, July 28, 2021 at 11.25 AM IST, in the presence of two witnesses who were not employees of the Company and the e-voting results/list of members who have voted for and against were downloaded from the e-voting website of NSDL.

The combined results of the remote e-voting and e-voting at the AGM are given as ‘Annexure-I’ to this report. Based on combined results, we report that, all the resolutions as per the Notice of the 37th AGM of the Company stands passed with requisite majority.

The electronic data and all other relevant records relating to the remote e-voting and e-voting at the AGM are under my safe custody until the Chairman approves and signs the Minutes of the 37th AGM and thereafter will be handed over to the Company Secretary of the Company for safe preservation.

Thanking you,

For R & A Associates

(G. Raghu Babu)
Partner
Place: Hyderabad	FCS No.4448, CP No. 2820
Date: July 28, 2021	UDIN: F004448C000698603

Annexure-I
Combined Results (remote e-voting and e-voting at AGM)
Item number of Notice and type of Resolution	Description	Mode of Voting	Total no. of votes cast	Votes in favour of the resolution		Votes against the resolution		Invalid Votes
				No's	%age	No's	%age	No's	%age
1 - Ordinary Resolution	To receive, consider and adopt the financial statements (standalone and consolidated) of the company for the year ended March 31, 2021, together with the reports of the board of directors and auditors thereon.	remote e-voting	12,57,43,572	12,56,57,754	99.93%	85,818	0.07%	-	-
		e- voting at the AGM	22,783	22,783	100.00%	-	0.00%	-	-
		Total	12,57,66,355	12,56,80,537	99.93%	85,818	0.07%	-	-
2 - Ordinary Resolution	To declare dividend on the equity shares for the financial year 2020-21.	remote e-voting	12,84,95,607	12,83,59,610	99.89%	1,35,997	0.11%	-	-
		e- voting at the AGM	22,783	22,783	100.00%	-	0.00%	-	-
		Total	12,85,18,390	12,83,82,393	99.89%	1,35,997	0.11%	-	-
3 - Ordinary Resolution	To reappoint Mr. G V Prasad (DIN: 00057433), as a director, who retires by rotation, and being eligible offers himself for the reappointment.	remote e-voting	12,84,90,273	12,52,43,383	97.47%	32,46,890	2.53%	-	-
		e- voting at the AGM	22,783	22,783	100.00%	-	0.00%	-	-
		Total	12,85,13,056	12,52,66,166	97.47%	32,46,890	2.53%	-	-
4 - Ordinary Resolution	To reappoint statutory auditors and fix their remuneration.	remote e-voting	12,84,93,256	12,84,04,315	99.93%	88,941	0.07%	-	-
		e- voting at the AGM	22,783	22,783	100.00%	-	0.00%	-	-
		Total	12,85,16,039	12,84,27,098	99.93%	88,941	0.07%	-	-
5 - Ordinary Resolution	To ratify the remuneration payable to cost auditors, M/s. Sagar & Associates, cost accountants for the financial year ending March 31, 2022.	remote e-voting	12,84,90,295	12,84,79,714	99.99%	10,581	0.01%	-	-
		e- voting at the AGM	22,783	22,783	100.00%	-	0.00%	-	-
		Total	12,85,13,078	12,85,02,497	99.99%	10,581	0.01%	-	-

Annexure C

DR. REDDY’S LABORATORIES LIMITED

Summary of proceedings of the 37th Annual General Meeting (AGM) of the members of Dr. Reddy’s Laboratories Limited (‘the Company’) held on Wednesday, July 28, 2021 at 9.00 AM (IST) through video conferencing (VC) facility/other audio visual means (OAVM).

Directors Present through VC:

1.	Mr. K Satish Reddy	Chairman and Member participated from Hyderabad, India
2.	Mr. G V Prasad	Co-Chairman and Managing Director participated from Hyderabad, India
3.	Mr. Allan Oberman	Independent Director participated from Toronto, Canada
4.	Dr. Bruce L A Carter	Independent Director and ADR holder participated from Washington, USA.
5.	Ms. Kalpana Morparia	Independent Director and Member participated from Mumbai, India
6.	Mr. Leo Puri	Independent Director participated from Singapore
7.	Mr. Prasad R Menon	Independent Director participated from Hyderabad, India
8.	Ms. Shikha Sharma	Independent Director participated from Mumbai, India
9.	Mr. Sridar Iyengar	Independent Director participated from California , USA

In attendance through VC, participated from Hyderabad, India:

1.	Mr. Erez Israeli	Chief Executive Officer
2.	Mr. Parag Agarwal	Chief Financial Officer
3.	Mr. Sandeep Poddar	Company Secretary and Member

Other representatives through VC:

1.	Representatives of M/s. S.R. Batliboi & Associates LLP, Statutory Auditors, participated from Hyderabad, India
2.	Mr. Makarand M. Joshi, Secretarial Auditor, M/s Makarand M. Joshi & Co., Practising Company Secretaries, participated from Mumbai, India
3.	Mr. G Raghu Babu, Scrutinizer, M/s. R & A Associates, Practising Company Secretaries, participated from Hyderabad, India

Members Present:

99 members attended the meeting through VC/OAVM.

Pursuant to Article 70 of Articles of Association of the Company, Mr. K Satish Reddy, the Chairman of the board took the chair and conducted the proceedings of the meeting. The requisite quorum being present, the meeting was called to order. The Company Secretary informed the members that the meeting is being held through video conferencing facility/ other audio visual means in compliance with the general circulars dated April 8, 2020, April 13, 2020, May 5, 2020, and January 13, 2021, issued by the Ministry of Corporate Affairs and SEBI circulars dated May 12, 2020, and January 15, 2021 (collectively referred to as “the Circulars”). The Company Secretary further stated that since the Annual Report for FY2021 containing the notice of the 37th AGM and the auditor’s report was circulated to the members through electronic mode, the notice convening the meeting and the auditor’s report is taken as read. Thereafter the Chairman delivered his speech followed with the address by the Co-Chairman and Managing Director.

The members were informed that the Annual Report for FY2021 containing the audited financial statements (both standalone and consolidated) for the year ended March 31, 2021, board’s and auditor’s report had been sent through electronic mode to all the members whose e-mail addresses are registered with the company/depository participant(s). The members were also informed that the original documents (as referred to in the Annual Report) along with the statutory registers were made available for inspection before the 37th AGM and were also available during the AGM for inspection in electronic mode.

Members were invited to come forward and seek clarifications/information on the operational and financial performance of the Company. In addition to certain queries on financial statements, the members sought clarifications on the following key matters:

•	Plans for reduction of dependence for inputs on China : The management responded by saying that the percentage of direct production inputs from China has reduced drastically. However it is not realistically possible to displace China entirely. The Government of India has launched measures like the Production Linked Incentive (PLI) scheme enabling companies to reduce their dependence on China and other such countries for their imports.
•	Company’s initiatives towards digitalisation and sustainability: The management responded that the Company is leading innovation through digitalisation. Attention was drawn to the Company’s sustainability report available on the website for the Company’s initiatives.
•	Availability of Sputnik V, 2DG and immunity booster products in the market: The management responded saying that there have been supply related challenges for Sputnik V which are expected to be ease over the upcoming period. The process of clinical trial data submission for Sputnik light is ongoing. The Company has already launched immunity booster products
•	Relevance of US generics, and impairment charges: The management responded that the US markets are still attractive and do contribute to the Company’s profits hence the Company is bullish on the US markets. With regard to the impairment charges, the management responded that the impairment charges are always computed and disclosed in accordance with the accounting standards.
•	Performance of acquisitions and inorganic growths: The management responded that although Germany acquisition faced impairment in short term but in the long term the entity has established itself strongly. The Company was not successful in bringing out just one product from the portfolio acquired from Teva, however rest of the portfolio is still attractive. Further, the Wockhardt acquisition has met the expected targets and has turned out to be a successful acquisition.
•	Expansion plan for increasing the facilities locations in eastern/other parts of India. The management responded by saying that currently the facilities are located at Baddi, Himchal Pradesh, Vizag, Andhra Pradesh and Hyderabad, Telangana. There are no immediate plans for entering into eastern/other parts of the country.
•	Unclaimed dividend/transfer of shares to IEPF: the management responded saying that the Company regularly intimates the shareholders whose dividend is lying unclaimed and also uploads a list of such shareholders on its website for their ready reference.
•	Queries regarding dividend, unclaimed dividend, rights issue and shares split – the management responded saying that these will be evaluated at the suitable time.

The members were further informed that the Company had provided to the members facility to cast their vote electronically, on all resolutions set forth in the notice of the 37th AGM through remote e-voting provided by NSDL. The remote e-voting facility was open from Saturday, July 24, 2021 (9.00 AM IST) to Tuesday, July 27, 2021 (5.00 PM IST). Members who attended the AGM and had not cast their votes through remote e-voting prior to the meeting were provided an opportunity to cast their votes during the AGM through the e-voting facility provided by NSDL.

The following items of business, as per the notice of the 37th AGM dated May 14, 2021 were transacted at the meeting:

Ordinary Business

1.	Adoption of financial statements (standalone and consolidated) of the Company for the year ended March 31, 2021, together with the reports of the board of directors and auditors thereon (Ordinary Resolution).
2.	Declaration of dividend on the equity shares for the financial year 2020-21 (Ordinary Resolution).
3.	Reappointment of Mr. G V Prasad (DIN: 00057433), as a director, who retires by rotation, and being eligible offers himself for the reappointment. (Ordinary Resolution).
4.	Reappointment of M/s. S.R. Batliboi & Associates LLP, chartered accountants (firm registration no. 101049W/E300004), as statutory auditors of the Company, to hold office for a second term of five consecutive years from the conclusion of the 37th AGM until the conclusion of the 42nd AGM and fix their remuneration. (Ordinary Resolution).

Special Business

5.	Ratification of remuneration payable to cost auditors, M/s. Sagar & Associates, cost accountants, for the financial year ending March 31, 2022 (Ordinary Resolution).

Mr. Prasad R Menon, Independent Director, chaired the meeting for agenda item no. 3 of the notice of the 37th AGM, relating to Mr. G V Prasad’s reappointment, who was retiring by rotation and sought reappointment, as Mr. G V Prasad and Mr. K Satish Reddy, executive directors were interested in this agenda item.

The Chairman informed the members that Mr. G Raghu Babu (FCS no. 4448 and CP no. 2820), partner of M/s. R & A Associates, Practicing Company Secretaries, Hyderabad was appointed as the Scrutinizer for scrutinizing the processes of remote e-voting prior to the meeting and e-voting during the AGM in a fair and transparent manner and to report on the voting results for the items as per the notice of the 37th AGM. The Chairman also informed the members that the Company Secretary is authorised on behalf of the board, to declare the results of the voting.

The scrutinizer’s report was received, and accordingly all the resolutions as set out in the notice of the 37th AGM were declared as passed by requisite majority.

For Dr. Reddy’s Laboratories Ltd.

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary